

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 9,2009

Ms. Jacqulyn B. Wine
Chief Financial Officer
International Star, Inc.
1818 Marshall Street
Shreveport, Louisiana 71101

   Re: International Star, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 31, 2009
      File No. 000-28861

Dear Ms.Wine:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Mark C. Shannon
        Branch Chief